Exhibit 12.1

Regency Centers, L.P.
Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Three months ended		Year Ended
	03/31/2007	03/31/2006	2006	2005	2004	2003	2002
Fixed Coverage Ratio:
Continuing operations (before minority interest)	$58,004	40,542	165,727	107,517	121,405	124,980	104,694
Add (subtract): Tax (benefit) expense	(1,274)	2,981	11,772	494	6,487	2,389	(3,570)
Less: Minority interest (without own fixed charges)	(15)	(485)	(4,752)	(83)	(64)	(284)	(319)
Subtract: Equity in income of unconsolidated partnerships	(3,788)	(755)	(2,580)	2,908	(10,194)	(11,276)	(5,764)
Add: Distributions from operations JV's	8,055	8,730	28,788	28,661	13,342	8,341	5,522
Add: Distributions from investment JV's	2,651	0	13,452	30,918	47,369	26,902	11,784
Add: Fixed charge	32,373	30,213	131,354	126,140	122,555	131,726	135,559
Subtract: Preferred unit distributions	(5,850)	(5,850)	(23,400)	(24,849)	(28,462)	(34,001)	(36,333)
Subtract: Capitalized interest	(7,134)	(5,145)	(23,952)	(12,400)	(11,228)	(13,106)	(13,753)

Earnings	$83,022	70,231	296,409	259,306	261,210	235,671	197,820

Fixed Charge Data:
Preferred unit distributions	$5,850	5,850	23,400	24,849	28,462	34,001	36,333
Interest expense	19,389	19,218	84,002	88,891	82,865	84,619	85,473
Capitalized interest	7,134	5,145	23,952	12,400	11,228	13,106	13,753

Total fixed charge	$32,373	30,213	131,354	126,140	122,555	131,726	135,559

Ratio of earnings to fixed charges	2.6	2.3	2.3	2.1	2.1	1.8	1.5